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                             January 19, 2023

       Tanaka Satoko
       Chief Representative
       Japan International Cooperation Agency
       1776 I Street, N.W., Suite 895
       Washington, D.C. 20006

                                                        Re: Japan International
Cooperation Agency
                                                            Registration
Statement under Schedule B
                                                            Filed December 22,
2022
                                                            File No. 333-268943
                                                            color:white;"_
                                                            Form 18-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed September 27,
2022
                                                            File No. 333-213968

       Dear Tanaka Satoko:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement under Schedule B

       The Economy
       General, page 10

   1. You disclose in the third paragraph on page 12 that Japan has experienced a significant inflationary trend in
consumer prices during 2022. Please expand your disclosure to discuss the negative
impacts of the most current inflation measures, including the effect on the local currency,
to the extent material. We note that the measure of core consumer price inflation in
November 2022 was at its highest since 1981.
 Tanaka Satoko
FirstName  LastNameTanaka    Satoko
Japan International Cooperation Agency
Comapany
January 19,NameJapan
            2023       International Cooperation Agency
January
Page 2 19, 2023 Page 2
FirstName LastName
2.       We note that China is Japan   s biggest trading partner but recent
events, such as China's
         military drills this past August and the crisis over Taiwan, may affect the relationship. To the extent that this may adversely impact economic ties between the two countries, please
         expand your disclosure to discuss the risk to Japan   s economy.
The Economy
Summary of Key Economic Indicators, page 12

3. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that the data in the table on page 17 disclosing total electric power generation and capacity is from the 2020 fiscal year.
Financial System
The Bank of Japan and Monetary Policy, page 31

4.       Please expand your disclosure to discuss the Bank of Japan   s
monetary tightening on
         December 20 when it lifted the cap on the ten-year government bond yields. Include in your disclosure the effect on the yen and the risk to economic growth from this tighter monetary policy.
Description of the Debt Securities and Guarantee
Guarantee of Japan, page 51

5. We note the Form of Guarantee of Japan in Exhibit B of the Fiscal Agency Agreement in
         Exhibit 4.1. Please disclose that the guarantee is not valid or obligatory until it has been authenticated.
Description of the Debt Securities and Guarantee
Governing Law, page 52

6. Please expand your disclosure to generally describe the other types of matters that must be governed under the laws of Japan.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gabriel Eckstein, Special Counsel, at (202) 551-3286 or Michael Coco,
Chief, at (202) 551-3253 with any questions.
 Tanaka Satoko
Japan International Cooperation Agency
January 19, 2023
Page 3

                                                      Sincerely,

FirstName LastNameTanaka Satoko                     Division of Corporation
Finance
                                                    Office of International
Corporate
Comapany NameJapan International Cooperation Agency
                                                    Finance
January 19, 2023 Page 3
cc:       Jesse Gillespie, Esq.
FirstName LastName